Exhibit 99.2

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue
Revenue from fees	$163,302	$92,179	$321,627	$173,455
Other Income
Interest income	17,252	6,969	29,461	9,801
Investment income (loss)	995	(58)	995	12
Total Revenue and Other Income	181,549	99,090	352,083	183,268
Costs and Operating Expenses
Production costs	104,980	62,592	197,260	99,774
Research and development(1)	65,110	8,562	88,736	39,412
Sales and marketing(1)	50,604	6,228	63,650	28,403
General and administrative(1)	111,479	11,338	163,073	34,107
Total Costs and Operating Expenses	332,173	88,720	512,719	201,696
Operating Income (Loss)	(150,624)	10,370	(160,636)	(18,428)
Other income (loss), net	13,159	(9,198)	13,472	(18,771)
Income (Loss) Before Income Taxes	(137,465)	1,172	(147,164)	(37,199)
Income tax expense (benefit)	(2,404)	1,627	(2,590)	7,793
Net Loss	(135,061)	(455)	(144,574)	(44,992)
Less: Net income attributable to noncontrolling interests	11,213	5,419	19,972	7,546
Net Loss Attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Less: Deemed dividend distribution	—	—	—	(23,612)
Net loss attributed to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(76,150)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic(2)	$(0.24)	$(0.01)	$(0.27)	$(0.14)
Diluted(2)	$(0.24)	$(0.01)	$(0.27)	$(0.14)
Non-GAAP adjusted net income(3)	$3,481	$5,281	$7,587	$25,596
Non-GAAP adjusted net income per share:
Basic(2)	$0.01	$0.01	$0.01	$0.05
Diluted(2)	$0.00	$0.01	$0.01	$0.04
Weighted average shares outstanding:
Basic(2)	621,680,496	594,168,810	616,371,816	563,664,856
Diluted(2)	846,420,843	743,246,506	851,569,948	629,922,341

(1) The following table sets forth share-based compensation for the periods indicated below:
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Research and development	$54,383	$567	$60,243	$25,074
Sales and marketing	35,998	406	38,889	16,779
General and administrative	55,689	889	63,573	17,264
Total share-based compensation in operating expenses	$146,070	$1,862	$162,705	$59,117

(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split and the conversion of preferred shares into ordinary shares, effected on June 22, 2022.

(3) See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of this and adjusted EBITDA, another non-GAAP financial measure.

PAGAYA TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
FOR THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net Loss Attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Adjusted to exclude the following:
Share-based compensation	146,070	1,862	162,705	59,117
Fair value adjustment to warrant liability	(13,737)	9,293	(13,268)	19,017
Non-recurring expenses	17,422	—	22,696	—
Adjusted Net Income	$3,481	$5,281	$7,587	$25,596
Adjusted to exclude the following:
Interest expenses	3,177	—	3,177	—
Income tax expense (benefit)	(2,404)	1,627	(2,590)	7,793
Depreciation and amortization	671	156	1,148	282
Adjusted EBITDA	$4,925	$7,064	$9,322	$33,671

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(In thousands)

	(Unaudited)	(Audited)
	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$414,968	$190,778
Restricted cash	10,010	7,000
Short-term deposits	—	5,020
Fees receivable	35,066	32,332
Investments in loans and securities	4,173	5,142
Prepaid expenses and other current assets	7,918	6,263
Total current assets	472,135	246,535
Restricted cash	4,770	6,797
Fees receivable	31,171	19,208
Investments in loans and securities	382,708	277,582
Equity method and other investments	19,083	14,841
Right-of-use asset	41,797	—
Property and equipment, net	24,971	7,648
Deferred tax assets, net	27,078	5,681
Deferred offering costs	—	11,966
Prepaid expenses and other assets	158	—
Total non-current assets	531,736	343,723
Total Assets	$1,003,871	$590,258
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,922	$11,580
Accrued expenses and other liabilities	39,870	17,093
Secured borrowing - current	28,007	—
Operating lease liability - current	6,423	—
Income taxes payable - current	11,760	—
Total current liabilities	88,982	28,673
Non-current liabilities:
Warrant liability	19,795	27,469
Secured borrowing - non-current	96,273	37,905
Operating lease liability - non-current	31,911	—
Income taxes payable	13,461	11,812
Total non-current liabilities	161,440	77,186
Total liabilities	250,422	105,859
Shareholders’ equity:
Additional paid-in capital(1)	857,680	420,217
Accumulated deficit	(276,424)	(111,878)
Total Pagaya Technologies Ltd. Shareholders’ Equity	581,256	308,339
Noncontrolling interests	172,193	176,060
Total shareholders’ Equity	753,449	484,399
Total Liabilities and Shareholders’ Equity	$1,003,871	$590,258

(1) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split and the conversion of preferred shares into ordinary shares, effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities
Net income (loss)	$(144,574)	$(44,992)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(995)	(12)
Depreciation and amortization	1,148	282
Share-based compensation	162,705	59,117
Fair value adjustment to warrant liability	(13,268)	19,017
Change in operating assets and liabilities:
Fees receivable	(14,697)	(10,676)
Deferred tax assets, net	(21,397)	(1,921)
Prepaid expenses and other assets	(1,813)	(25,763)
Right-of-use asset	(41,797)	—
Accounts payable	(8,658)	2,914
Accrued expenses and other liabilities	5,963	1,895
Operating lease liability	38,334	—
Income tax accrual	13,409	9,402
Net cash (used in) provided by operating activities	(25,640)	9,263
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	50,090	42,106
Short-term deposits	5,020	—
Equity method and other investments	453	954
Payments for the purchase of:
Investments in loans and securities	(154,247)	(118,825)
Property and equipment	(1,657)	(885)
Equity method and other investments	(3,700)	(23,000)
Short-term deposits	—	(91,082)
Net cash used in investing activities	(104,041)	(190,732)
Cash flows from financing activities
Proceeds from sale of common stock in PIPE, net of issuance costs	291,872	—
Proceeds from issuance of redeemable convertible preferred shares, net	—	193,496
Proceeds from secured borrowing	94,094	—
Proceeds from revolving credit facility	26,000	—
Proceeds received from noncontrolling interests	29,522	83,788
Proceeds from exercise of stock options	446	17
Distribution made to noncontrolling interests	(53,361)	(33,368)
Distribution made to revolving credit facility	(26,000)	—
Distribution made to secured borrowing	(7,719)	—
Net cash provided by financing activities	354,854	243,933
Net increase in cash, cash equivalents and restricted cash	225,173	62,464
Cash, cash equivalents and restricted cash, beginning of period	204,575	5,880
Cash, cash equivalents and restricted cash, end of period	$429,748	$68,344